January 19, 2011	direct phone: 515-242-2490
direct fax: 515-323-8590
email: cownie@brownwinick.com
Peggy Kim, Special Counsel
Office of Mergers & Acquisitions
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Re:	One Earth Energy, LLC Amendment No. 2 to Schedule 13E-3 filed January 12, 2011 File No. 5-85779
Dear Ms. Kim:
We are in receipt of your letter dated January 14, 2011, providing comments on our Amendment No. 2 to Schedule 13E-3 as filed on January 12, 2011. We reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses and the corresponding revisions to our Schedules 13E-3 and offering document, set forth below are each of your comments in chronological order immediately followed by our responses.
Schedule 13E-3
1. We note your response to comment one in our letter dated December 30, 2010; however, we reissue our comment regarding whether Farmers Energy Incorporated should be included as a filing person. We note that One Earth Energy LLC is an operational subsidiary formed to own and manage the investment in the issuer and Farmers Energy Incorporated is a holding company with no day-to-day involvement in managing the investment in One Earth. We also note that One Earth Energy LLC is ultimately wholly owned by Farmers Energy Incorporated. Please advise us as to whether Farmers Energy Incorporated maintains the ability to vote or direct the power to vote or the ability to dispose or direct the disposition of the securities held by its subsidiary, One Earth Energy LLC. If Farmers Energy Incorporated has delegated its power to vote to One Earth Energy, please tell us whether Farmers Energy retains the right to rescind this delegated authority and regain the power to vote or direct the vote or to dispose or direct the disposition of the securities held by its subsidiary. Refer to Rule 13d-3(a)(1) and (2). If applicable, please also revise the beneficial ownership table.
RESPONSE: We have amended the Schedule 13e-3 and Offer to Purchase to include Farmers

January 19, 2011

Energy Incorporated as a filing person.

Very truly yours,
/s/ Catherine C. Cownie
Catherine C. Cownie

CCC: klh